UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                         DATA RESEARCH ASSOCIATES, INC.
               ---------------------------------------------------
                       (Name of Subject Company (issuer))

                            MCGUIRE ACQUISITION INC.
                              SIRSI HOLDINGS CORP.
               ---------------------------------------------------
                       (Names of Filing Persons (offeror))

                          COMMON STOCK, PAR VALUE $0.01
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   237853106
               ---------------------------------------------------
                     (CUSIP Number of Class of Securities)

                     Larry D. Smith, Chief Financial Officer
                            McGuire Acquisition Inc.
                              c/o SIRSI Corporation
                              101 Washington Street
                         Huntsville, Alabama 35801-4827
                            Telephone: (256) 704-7000

                                 with copies to:

                             Adam K. Weinstein, Esq.
                       O'Sullivan Graev & Karabell, L.L.P.
                        30 Rockefeller Plaza, 27th Floor
                            New York, New York 10112
                                 (212) 408-2491
               ---------------------------------------------------

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------

         Transaction valuation*                 Amount of filing fee


                N/A (1)                               $0.00 (1)
--------------------------------------------------------------------------------

     *Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) No filing fee is required pursuant to general instruction D of Schedule TO.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid:  N/A
                                          ---

                 Form or Registration No.:  N/A
                                            ---

                 Filing Party:  N/A
                                ---

                 Date Filed:  N/A
                              ---

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
                                         -----------

/ /  issuer tender offer subject to Rule 13e-4.
                                    ----------

/ /  going-private transaction subject to Rule 13e-3.
                                          ----------

/ /  amendment to Schedule 13D under Rule 13d-2
                                     ----------

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

FOR IMMEDIATE RELEASE

SIRSI CORPORATION
Contact: Vicki Smith
Tel. No.:         (256) 704-7000
Email:            vickis@sirsi.com

DATA REASEARCH ASSOCIATES

Contact:       Michael Mellinger
Tel. No.:         (800) 325-0888
Email:            mike@dra.com

SIRSI TO ACQUIRE DATA RESEARCH ASSOCIATES

TWO LIBRARY TECHNOLOGY LEADERS TO MERGE TO CREATE MAJOR NEW INDUSTRY FORCE

ST. LOUIS and HUNTSVILLE, Ala., May 17, 2001 - SIRSI Holdings Corp., a privately held company, and Data Research Associates, Inc. (NASDAQ: DRAI) today jointly announced the signing of a definitive merger agreement providing for a subsidiary of SIRSI to purchase all outstanding common stock of Data Research Associates (DRA) for $11.00 per share in cash, or approximately $51.5 million. When combined, the new SIRSI-DRA company is expected to be a leader among vendors in the library automation industry, based on number of installed systems, according to data compiled and published in the March 2001 issue of Library Systems Newsletter.

"We are excited about joining forces with DRA to the benefit of our combined customer base," said Patrick C. Sommers, SIRSI's president. "The synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company could do on its own."

"As a multi-platform vendor, the combined SIRSI-DRA will offer a variety of leading-edge products serving the widest range of library customers," said Michael J. Mellinger, DRA's chairman of the board, president, and chief executive officer. "SIRSI-DRA will be a formidable force in the library industry."

Mellinger will remain an integral part of the management of the combined organization. He will serve as chairman of the new DRA, which will become a wholly owned subsidiary of SIRSI. He will also serve on the board of directors of SIRSI.

Details of the terms of the agreement

Under the agreement, a subsidiary of SIRSI will commence a tender offer to purchase all of DRA's 4.5 million shares of common stock outstanding for $11.00 per share in cash. Following completion of the tender offer, the acquisition subsidiary will be merged into DRA and any shares of DRA not tendered into the offer will be converted into the right to receive $11.00 per share in cash. SIRSI and its affiliates are currently in discussions with their existing lenders and other financing sources with respect to the refinancing of SIRSI's outstanding indebtedness and obtaining additional indebtedness necessary to consummate the tender offer and the related merger. The tender offer will not commence unless and until SIRSI and its affiliates receive commitment letters relating to the contemplated debt financing. SIRSI and DRA believe that the requisite financing will be available and that such commitment letters will be received within 30 days.

The tender offer and merger are subject to customary conditions, including the tender of at least 75 percent of the outstanding shares of DRA on a fully diluted basis and the expiration or termination of any applicable antitrust waiting periods.

In connection with the transaction, affiliates of SIRSI have entered into support agreements with Michael J. Mellinger, DRA's chairman of the board, president and chief executive officer, F. Gilbert Bickel, III, a member of the DRA board, and their spouses. The parties to the support agreements collectively hold approximately 56 percent of the outstanding shares of DRA.

Under these agreements, Mellinger and Bickel and their spouses have agreed, among other things, that as long as the agreement is in effect, they will tender their shares in the SIRSI tender offer and vote in favor of the contemplated merger and against certain alternative transactions.

The transaction was unanimously approved by the board of directors of each company and is expected to be complete within 75 days.

DRA was assisted in this transaction by Crescendo Capital Partners, LLC of Kansas City, MO.

DRA, headquartered in St. Louis, is a leading systems integrator for libraries and other information providers, offering its own propriety information services software; third-party software and hardware; Internet, Web and other networking services; as well as other related support services.

SIRSI, headquartered in Huntsville, Ala., provides software and services for libraries around the globe. SIRSI technology is used for creating electronic libraries and digital media archives, as well as for the complete automation of library operations. Services include system installation, data conversion, training support, consulting, and Web services for libraries.

NOTICE TO READ TENDER OFFER DOCUMENTS:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DRA. A Tender Offer Statement on Schedule TO will be filed by SIRSI and its acquisition subsidiary and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by DRA with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the SEC by SIRSI will be available free of charge from SIRSI by directing a request to SIRSI Corporation, 101 Washington Street, Huntsville AL 35801-4827. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the SEC by DRA may be obtained free of charge from DRA by directing a request to Data Research Associates, Inc., 1276 North Warson Road, P.O. Box 8495, St. Louis, MO 63132-1806.

This news release contains forward-looking statements and involves known and unknown risks, uncertainties, and other factors. Actual events, circumstances, effects, and results may be materially different from results, performance or achievements expressed or implied by these forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by SIRSI or DRA or any other person that the projected outcomes can or will be achieved, including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially are included in DRA's periodic reports filed with the SEC.

EDITORS: For information on SIRSI and DRA, visit their respective Web sites - www.sirsi.com and www.dra.com. For additional information on this release, visit SIRSI's press extranet at www.sirsi.com/Press.

*********************************************

Announcement Re: SIRSI's Plans To Acquire DRA
Questions and Answers

*********************************************
May 17, 2001


DESCRIBE THE TRANSACTION BETWEEN SIRSI AND DRA.

Two of the oldest and most respected library automation companies in the world have decided to join forces.

SIRSI Corporation, a privately held company, is taking steps to acquire all the stock of Data Research Associates Inc. (DRA), which is traded on the NASDAQ National Market System under the symbol DRAI. The acquisition is subject to satisfaction of financing and other conditions customary for transactions of this type.

As a result of the acquisition, DRA will become a wholly owned SIRSI subsidiary. DRA product development, service and support, and other operations will continue to function in full support of the DRA customer base.

WHAT ARE THE TERMS OF THE DEAL?

SIRSI will acquire DRA through the purchase of all outstanding DRA stock for cash at $11.00 per share.

WHEN WILL THE ACQUISITION BE COMPLETE?

The acquisition is expected to be complete in approximately 75 days, subject to satisfaction of financing and other conditions that are customary for transactions of this type.

WHY ARE SIRSI AND DRA COMBINING?

According to the Library Systems Newsletter (March 2001), SIRSI is ranked the No. 4 vendor in the library automation industry in terms of installed systems and the No. 1 vendor in the industry based on the number of new-name sales. By acquiring DRA, a long-time, well-respected library systems vendor, SIRSI effectively doubles its customer base.

SIRSI believes that its iBistro Electronic Library and Hyperion Digital Media Archive System can be integrated effectively into the DRA family of software products and offer significant benefits to DRA users. SIRSI gains from DRA's 25-plus years in the library automation business. From this experience, DRA brings extensive expertise in library science, complex system implementations, and integration of new technology components into new and legacy products. Additionally, DRA has a strong presence in standards organizations that address both library technology and general information technologies.

SIRSI customers will benefit from the outstanding Web and Internet/intranet expertise and services that DRA provides to libraries, as well as other opportunities to use DRA technologies found in DRA systems, including DRA Classic, INLEX/3000, MultiLIS, and Web2. SIRSI is committed to the continued support of all DRA systems as well as continued aggressive development of the DRA Taos system.

The SIRSI-DRA team is committed to a strategy of multiple base platforms, enabling customers to leverage their investments in ever-changing technologies. SIRSI-DRA will build on the DRA experience in making new technologies available on mainstream platforms as well as, to the extent possible, existing legacy platforms.

WHY IS THE ACQUISITION BENEFICIAL FOR THE EMPLOYEES AND CUSTOMERS OF EACH
COMPANY?

By bringing together these two industry leaders, the combined company will be uniquely positioned to serve its combined customer base. SIRSI and DRA, as long-time participants in the library automation industry, have extensive installed customer bases, enjoy strong customer loyalty, and are known for delivering outstanding library technology.

The combined SIRSI-DRA organization will create a formidable force in the library automation industry. For the future, the synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company would be able to do on its own.

An additional benefit that comes from the acquisition is the improvement in economies of scale that result from two separate entities joining forces to serve a common marketplace.

WHAT WILL BE THE MARKET STANDING OF THE COMBINED SIRSI-DRA ORGANIZATION?

When combined, the new SIRSI-DRA company will be the No. 2 vendor in the library automation industry, based on number of installed systems, according to data compiled and published in the March 2001 Library Systems Newsletter. The combined company will have approximately 2,400 installed systems around the world. The combined company will also have the following additional distinctions in the industry, according to data published by the Library Systems Newsletter:

* No. 1 in new-name sales in 2000 (150+)

* No. 2 in number of installed systems worldwide (2,400+ )

* No. 1 in number of systems installed supporting 200+ concurrent users (450+)

* No. 2 in number of staff members dedicated to customer support (200+)

* No. 1 in number of staff members dedicated to software development and maintenance (190+)

WILL DRA'S OPERATIONS -- SALES AND MARKETING, PRODUCT DEVELOPMENT, SERVICE AND SUPPORT, ACCOUNTING, ETC. -- CONTINUE AFTER THE ACQUISITION?

Yes. SIRSI is committed to servicing and supporting DRA's customer base over the long term, recognizing that these customers have made significant investments in DRA products. With this in mind, DRA's operations will continue with minimal changes. Employees will continue their job functions. Administrative activities will continue at DRA. Management will develop a plan for long-term operation of the combined companies after an extensive study of DRA operations to ensure their familiarity with all aspects of DRA, its employees, and its customers.

WILL DRA DEPARTMENTS AND/OR PERSONNEL BE CUT AS A RESULT OF THE ACQUISITION?

No. To best serve all customers of the combined companies, no cuts in organizations or employees are planned, although over time we may find synergistic opportunities.

WILL DRA OFFICES IN THE UNITED STATES AND ABROAD BE CLOSED AS A RESULT OF THE ACQUISITION?

No. DRA's corporate headquarters in St. Louis, as well as offices in California, Canada, Singapore, and France will continue operations as they do today.

WHAT ROLE WILL DRA'S CURRENT MANAGEMENT PLAY AFTER THE ACQUISITION?

Once the acquisition is complete and SIRSI owns all DRA assets, DRA will become a privately held, wholly owned subsidiary of SIRSI. As a result, DRA's board of directors will be dissolved. However, Michael Mellinger, currently chairman of the board and CEO of DRA, will be a part of the management of the combined organization. Mellinger will act as chairman of the new DRA, and will join the SIRSI board of directors.

WILL DRA'S PRODUCTS CONTINUE TO BE SUPPORTED?

Yes. DRA systems in place will continue to be supported by DRA service and support organizations.

WILL THE DRA TAOS SYSTEM CONTINUE TO BE DEVELOPED?

Yes. SIRSI and DRA are committed to the aggressive Taos development schedules.

WHAT HAPPENS TO EXISTING DRA PURCHASE, UPGRADE, AND MAINTENANCE CONTRACTS?

The SIRSI-DRA transaction has no effect on existing DRA customer contracts. They continue in full force.

WILL SIRSI CHANGE THE CURRENT DRA UPGRADE POLICIES?

No changes to DRA upgrade policies are planned at this time.

WILL SIRSI PROVIDE DRA CUSTOMERS A PLAN FOR UPGRADING TO UNICORN, RATHER THAN TAOS?

Yes. SIRSI will develop a plan for DRA customers who wish to upgrade to SIRSI's Unicorn system.


THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATA RESEARCH ASSOCIATES, INC. (DRA). A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY AFFILIATES OF SIRSI AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY DRA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY SIRSI WILL BE AVAILABLE FREE OF CHARGE FROM SIRSI BY DIRECTING A REQUEST TO SIRSI CORPORATION, 101 WASHINGTON STREET, HUNTSVILLE AL 35801-4827. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY DRA MAY BE OBTAINED FREE OF CHARGE FROM DRA BY DIRECTING A REQUEST TO DATA RESEARCH ASSOCIATES, INC., 1276 NORTH WARSON ROAD, P.O. BOX 8495, ST. LOUIS, MO 63132-1806.

*************************

LETTER TO SIRSI EMPLOYEES

*************************

Dear SIRSI Employees:

I am pleased to announce that SIRSI is taking a major step forward in strengthening our leadership position in the library technology industry. SIRSI has signed an agreement to acquire all the stock of Data Research Associates, Inc. (DRA), making DRA a wholly owned subsidiary of SIRSI. When combined, the new SIRSI-DRA company will be the No. 2 vendor in the library automation industry, based on number of installed systems, with approximately 2,400 installed systems around the world.

This acquisition is a wonderful development for both SIRSI and DRA. As I've stated, the combined SIRSI-DRA organization will create a formidable force in the library industry. For the future, the synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company would be able to do on its own. An additional benefit is the improvement in economies of scale that result from two separate entities joining forces to serve a common marketplace.

Your day-to-day workload will not change. No plans are in place to cut DRA offices, departments, or personnel as a result of this acquisition, and business will continue as usual at both DRA and SIRSI headquarters. DRA service and support will continue to support DRA systems currently in place, and the DRA Taos system will continue to be developed. We will, however, explore opportunities for shared best practices within both organizations. I hope that over time, the two organizations will move closer to one, if not in physical proximity, at least in culture and shared learning.

From a technological and service standpoint, there will be several positive changes. For example, SIRSI customers will benefit from the outstanding Web and Internet/intranet expertise and services that DRA provides to libraries, as well as other opportunities to use DRA technologies found in current DRA systems. In addition, SIRSI-DRA will build on the DRA experience in making new technologies available on mainstream platforms as well as, to the extent possible, existing legacy platforms. SIRSI believes that its iBistro Electronic Library and Hyperion Digital Media Archive System can be integrated effectively into the DRA family of software products and offer significant benefits to DRA users. As another alternative for DRA customers, SIRSI will develop a very attractive plan for upgrading to SIRSI's Unicorn system.

As always, SIRSI employees are a vital part of our success, because we are counting on you to provide clear, concise answers to questions our customers may have. The Staff Web Page will contain links to frequently asked questions and to messages that should be conveyed to customers about this acquisition. In addition, SIRSI will hold small group meetings so that you can ask any other questions you may have.

Please join me in welcoming DRA employees to the SIRSI family. Together, we will continue the tradition of delivering outstanding value through technology and service to all SIRSI and DRA customers.

Sincerely,


Patrick C. Sommers
President, SIRSI Corporation

THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATA RESEARCH ASSOCIATES, INC. (DRA). A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY AFFILIATES OF SIRSI AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY DRA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY SIRSI WILL BE AVAILABLE FREE OF CHARGE FROM SIRSI BY DIRECTING A REQUEST TO SIRSI CORPORATION, 101 WASHINGTON STREET, HUNTSVILLE AL 35801-4827. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY DRA MAY BE OBTAINED FREE OF CHARGE FROM DRA BY DIRECTING A REQUEST TO DATA RESEARCH ASSOCIATES, INC., 1276 NORTH WARSON ROAD, P.O. BOX 8495, ST. LOUIS, MO 63132-1806.

*********************************************
Announcement Re: SIRSI's Plans To Acquire DRA
Questions and Answers for SIRSI Employees

*********************************************
May 17, 2001

DESCRIBE THE TRANSACTION BETWEEN SIRSI AND DRA.

Two of the oldest and most respected library automation companies in the world have decided to join forces.

SIRSI Corporation, a privately held company, is taking steps to acquire all the stock of Data Research Associates Inc. (DRA), which is traded on the NASDAQ National Market System under the symbol DRAI. The acquisition is subject to satisfaction of financing and other conditions customary for transactions of this type.

As a result of the acquisition, DRA will become a wholly owned SIRSI subsidiary. DRA product development, service and support, and other operations will continue to function in full support of the DRA customer base.

WHAT ARE THE TERMS OF THE DEAL?

SIRSI will acquire DRA through the purchase of all outstanding DRA stock for cash at $11.00 per share.

WHEN WILL THE ACQUISITION BE COMPLETE?

The acquisition is expected to be complete in approximately 75 days, subject to satisfaction of financing and other conditions that are customary for transactions of this type.

WHY ARE SIRSI AND DRA COMBINING?

According to the Library Systems Newsletter (March 2001), SIRSI is ranked the No. 4 vendor in the library automation industry in terms of installed systems and the No. 1 vendor in the industry based on the number of new-name sales. By acquiring DRA, a long-time, well-respected library systems vendor, SIRSI effectively doubles its customer base.

SIRSI believes that its iBistro Electronic Library and Hyperion Digital Media Archive System can be integrated effectively into the DRA family of software products and offer significant benefits to DRA users. SIRSI gains from DRA's 25-plus years in the library automation business. From this experience, DRA brings extensive expertise in library science, complex system implementations, and integration of new technology components into new and legacy products. Additionally, DRA has a strong presence in standards organizations that address both library technology and general information technologies.

SIRSI customers will benefit from the outstanding Web and Internet/intranet expertise and services that DRA provides to libraries, as well as other opportunities to use DRA technologies found in DRA systems, including DRA Classic, INLEX/3000, MultiLIS, and Web2. SIRSI is committed to the continued support of all DRA systems as well as continued aggressive development of the DRA Taos system.

The SIRSI-DRA team is committed to a strategy of multiple base platforms, enabling customers to leverage their investments in ever-changing technologies. SIRSI-DRA will build on the DRA experience in making new technologies available on mainstream platforms as well as, to the extent possible, existing legacy platforms.

WHY IS THE ACQUISITION BENEFICIAL FOR THE EMPLOYEES AND CUSTOMERS OF EACH
COMPANY?

By bringing together these two industry leaders, the combined company will be uniquely positioned to serve its combined customer base. SIRSI and DRA, as long-time participants in the library automation industry, have extensive installed customer bases, enjoy strong customer loyalty, and are known for delivering outstanding library technology.

The combined SIRSI-DRA organization will create a formidable force in the library automation industry. For the future, the synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company would be able to do on its own.

An additional benefit that comes from the acquisition is the improvement in economies of scale that result from two separate entities joining forces to serve a common marketplace.

WHAT WILL BE THE MARKET STANDING OF THE COMBINED SIRSI-DRA ORGANIZATION?

When combined, the new SIRSI-DRA company will be the No. 2 vendor in the library automation industry, based on number of installed systems, according to data compiled and published in the March 2001 Library Systems Newsletter. The combined company will have approximately 2,400 installed systems around the world. The combined company will also have the following additional distinctions in the industry, according to data published by the Library Systems Newsletter:

* No. 1 in new-name sales in 2000 (150+)

* No. 2 in number of installed systems worldwide (2,400+ )

* No. 1 in number of systems installed supporting 200+ concurrent users (450+)

* No. 2 in number of staff members dedicated to customer support (200+)

* No. 1 in number of staff members dedicated to software development and maintenance (190+)

WILL DRA'S OPERATIONS - SALES AND MARKETING, PRODUCT DEVELOPMENT, SERVICE AND SUPPORT, ACCOUNTING, ETC. -CONTINUE AFTER THE ACQUISITION?

Yes. SIRSI is committed to servicing and supporting DRA's customer base over the long term, recognizing that these customers have made significant investments in DRA products. With this in mind, DRA's operations will continue with minimal changes. Employees will continue their job functions. Administrative activities will continue at DRA. Management will develop a plan for long-term operation of the combined companies after an extensive study of DRA operations to ensure their familiarity with all aspects of DRA, its employees, and its customers.

WILL DRA DEPARTMENTS AND/OR PERSONNEL BE CUT AS A RESULT OF THE ACQUISITION?

No. To best serve all customers of the combined companies, no cuts in organizations or employees are planned, although over time we may find synergistic opportunities.

WILL DRA OFFICES IN THE UNITED STATES AND ABROAD BE CLOSED AS A RESULT OF THE ACQUISITION?

No. DRA's corporate headquarters in St. Louis, as well as offices in California, Canada, Singapore, and France will continue operations as they do today.

WHAT ROLE WILL DRA'S CURRENT MANAGEMENT PLAY AFTER THE ACQUISITION?

Once the acquisition is complete and SIRSI owns all DRA assets, DRA will become a privately held, wholly owned subsidiary of SIRSI. As a result, DRA's board of directors will be dissolved. However, Michael Mellinger, currently chairman of the board and CEO of DRA, will be a part of the management of the combined organization. Mellinger will act as chairman of the new DRA, and will join the SIRSI board of directors.

WILL DRA'S PRODUCTS CONTINUE TO BE SUPPORTED?

Yes. DRA systems in place will continue to be supported by DRA service and support organizations.

WILL THE DRA TAOS SYSTEM CONTINUE TO BE DEVELOPED?

Yes. SIRSI and DRA are committed to the aggressive Taos development schedules.

WHAT HAPPENS TO EXISTING DRA PURCHASE, UPGRADE, AND MAINTENANCE CONTRACTS?

The SIRSI-DRA transaction has no effect on existing DRA customer contracts. They continue in full force.

WILL SIRSI CHANGE THE CURRENT DRA UPGRADE POLICIES?

No changes to DRA upgrade policies are planned at this time.

WILL SIRSI PROVIDE DRA CUSTOMERS A PLAN FOR UPGRADING TO UNICORN, RATHER THAN TAOS?

Yes. SIRSI will develop a plan for DRA customers who wish to upgrade to SIRSI's Unicorn system.

WILL YOU HAVE TO TAKE ON RESPONSIBILITIES FOR DRA OPERATIONS, FOR EXAMPLE DEVELOPING OR SUPPORTING DRA PRODUCTS?

No. There are no plans to integrate DRA's operations with SIRSI's. Therefore, SIRSI employees and departments will continue to function as they have. DRA employees and departments will do the same.

WHY SHOULD I CONSIDER THE ACQUISITION GOOD FOR SIRSI AND MYSELF AS A SIRSI EMPLOYEE?

As a multiplatform vendor, SIRSI-DRA will offer a variety of products serving a wider range of customers than either company could do alone. DRA's customer base will have access to innovative SIRSI technologies - namely, the iBistro Electronic Library and the Hyperion Digital Media Archive. DRA can benefit from the same technology differentiation that SIRSI systems now enjoy versus competitors in the marketplace. At the same time, our market penetration with these two products will be greater than ever. Additionally, DRA brings technology and expertise in areas such as Web OPAC, Unicode, and CJK that should be of considerable benefit to SIRSI customers.

A second reason that the acquisition is good for SIRSI is that a combined SIRSI-DRA organization will create a formidable force in the library automation industry. Immediately upon the combination of the two companies, we can boast the industry's second largest installed base, according to the March 2001 Library Systems Newsletter. For the future, the synergy created by the combined SIRSI-DRA organization will push SIRSI-DRA technology and expertise into the marketplace farther than either company would be able to do on its own.

A third benefit that comes from the acquisition is the improvement in economies of scale that result from two separate entities joining forces to serve a common marketplace.

HOW CAN YOU HELP ENSURE THE SUCCESS OF THE COMBINED COMPANY?

You can enthusiastically welcome your new fellow employees, recognizing that the SIRSI-DRA transaction is in reality a joining together of two excellent organizations. Everyone wins - DRA and SIRSI employees and customers.

WHAT CAN YOU DO TO PROMOTE A POSITIVE RESPONSE TO THE ACQUISITION AMONG SIRSI CUSTOMERS, DRA CUSTOMERS, OR OTHERS WITH WHOM YOU MAY HAVE INTERACTION?

You can share the following message: The combined SIRSI-DRA organization will be the No. 2 vendor in the industry, according to the March 2001 Library Systems Newsletter. As a result, SIRSI and its employees should benefits from opportunities to sell SIRSI systems - particularly the iBistro Electronic Library and the Hyperion Digital Media Archive - into a broader installed customer base.

SIRSI employees will receive a messages document, which should be consulted for appropriate wording to describe and position the DRA acquisition.

WHAT IS THE RELATIONSHIP BETWEEN SIRSI AND DRA PRIOR TO COMPLETION OF THE TRANSACTION?

We have a contractual relationship to complete the transaction, but until such completion we have a legal obligation to run the companies independently and to the best benefit of our shareholders. In other words, until the transaction is completed, DRA and SIRSI will continue to compete for business in the same fair and reasonable manner that we have always competed for business.

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


THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATA RESEARCH ASSOCIATES, INC. (DRA). A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY AFFILIATES OF SIRSI AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY DRA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY SIRSI WILL BE AVAILABLE FREE OF CHARGE FROM SIRSI BY DIRECTING A REQUEST TO SIRSI CORPORATION, 101 WASHINGTON STREET, HUNTSVILLE AL 35801-4827. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY DRA MAY BE OBTAINED FREE OF CHARGE FROM DRA BY DIRECTING A REQUEST TO DATA RESEARCH ASSOCIATES, INC., 1276 NORTH WARSON ROAD, P.O. BOX 8495, ST. LOUIS, MO 63132-1806.

******************

SIRSI-DRA Messages

******************

IN TALKING WITH CUSTOMERS OR OTHERS IN THE INDUSTRY WHO INQUIRE REGARDING THE PLANNED MERGER OF SIRSI AND DRA, PLEASE REFER TO THESE KEY MESSAGE STATEMENTS.

NEW MARKET STANDING

When combined, the new SIRSI-DRA company will be the No. 2 vendor in the library automation industry, based on number of installed systems, according to data compiled and published in the March 2001 Library Systems Newsletter.

* No. 1 in new-name sales in 2000 (150+)

* No. 2 in number of installed systems worldwide (2,400+)

* No. 1 in number of systems installed supporting 200+ concurrent users (450+)

* No. 2 in number of staff members dedicated to customer support (200+)

* No. 1 in number of staff members dedicated to software development and maintenance (190+)

The combined SIRSI-DRA organization will become a formidable force in the industry, capable of extending the reach of SIRSI-DRA technologies and expertise farther than either company could do by itself.

COMPANY ORGANIZATION

DRA's corporate headquarters in St. Louis, as well as offices in California, Canada, Singapore, and France will continue operations as they do today. SIRSI employees and departments will continue to function as they have. DRA employees and departments will do the same.

CUSTOMER SERVICE AND SUPPORT

SIRSI will continue supporting Unicorn systems, and DRA service and support organizations will continue to support DRA systems. Also, the SIRSI-DRA transaction has no effect on existing DRA customer contracts. They will continue in full force.

STATUS OF CURRENT SIRSI AND DRA PRODUCTS

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

SIRSI will continue on schedule with upgrades and enhancements to its products, and is committed to the continued support of all DRA systems as well as continued development of the DRA Taos system.

SIRSI customers will benefit from the outstanding Web and Internet/intranet expertise and services that DRA provides to libraries, as well as other opportunities to use DRA technologies found in current DRA systems.

DRA users will benefit from the iBistro Electronic Library and Hyperion Digital Media Archive System, which can be integrated effectively into the DRA family of software products.

COMPANY STRUCTURE

Once the acquisition is complete, DRA will be a privately held, wholly owned subsidiary of SIRSI.

THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DATA RESEARCH ASSOCIATES, INC. (DRA). A TENDER OFFER STATEMENT ON SCHEDULE TO WILL BE FILED BY AFFILIATES OF SIRSI AND A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL BE FILED BY DRA WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). YOU ARE URGED TO READ THE TENDER OFFER STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. YOU MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY SIRSI WILL BE AVAILABLE FREE OF CHARGE FROM SIRSI BY DIRECTING A REQUEST TO SIRSI CORPORATION, 101 WASHINGTON STREET, HUNTSVILLE AL 35801-4827. IN ADDITION, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS TO BE FILED WITH THE SEC BY DRA MAY BE OBTAINED FREE OF CHARGE FROM DRA BY DIRECTING A REQUEST TO DATA RESEARCH ASSOCIATES, INC., 1276 NORTH WARSON ROAD, P.O. BOX 8495, ST. LOUIS, MO 63132-1806.

                                       14